Sotheby's
1334 York Avenue
New York, NY 10021

September 15, 2014

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Sotheby’s
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 8, 2014
File No. 001-09750

Dear Mr. Gilmore:

On behalf of Sotheby's (hereinafter "Sotheby's" or the "Company"), I am responding to your comment letter dated September 3, 2014. For your ease of reference, we have included your original comments below and have provided our responses thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.
Please tell us your consideration for expanding your disclosure in future filings, either in the Outlook section or in a new overview section, to discuss any material challenges, trends, uncertainties, and risks that will have, or are reasonably likely to have, a material impact in the short or long term on your revenues or income or result in your liquidity decreasing or increasing in any material way and the actions you are taking to address such issues. This discussion should provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent to which past performance is indicative of future performance. It should also discuss any economic or industry-wide factors relevant to your company. For guidance, see SEC Release No. 33-8350.

In light of the Staff’s comment, in future filings beginning with our Form 10-Q for the quarterly period ended September 30, 2014, the Company will expand its

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 15, 2014

disclosures to include a new overview section within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). The new overview section will address the aforementioned items raised by the Staff, as well as the related guidance included in SEC Release No. 33-8350, to the extent applicable.
Item 13. Certain Relationships and Related Party Transactions and Director Independence (Incorporated by Reference from Definitive Proxy Statement Filed March 24, 2014)

Specific Relationships and Related Party Transactions, page 94

2.
We note your disclosure that certain related parties purchase or sell property from time to time through the company at public auction or in private transactions. We note further the disclosure in your financial statement footnotes regarding an account receivable as of December 31, 2013 of $2.7 million related to a private purchase by a related party. Please provide your analysis of why the information responsive to Item 404(a) of Regulation S-K regarding this and any other related party transaction of the type and amount implicated by Item 404 of Regulation S-K need not be provided. Alternatively, please provide this information with respect to your last fiscal year in your response, and confirm that you will include such disclosures in future filings as appropriate.

We have considered your comment and the guidance in Item 404(a) of Regulation S-K and we note the following for the fiscal year ended December 31, 2013: (i) A. Alfred Taubman, the father of Robert S. Taubman, a Director of the Company, and related affiliates purchased works of art through Sotheby’s totaling $11.2 million, (ii) John Angelo, a Director of the Company, purchased works of art through Sotheby’s totaling $1.6 million, (iii) Kevin Ching, Chief Executive Officer of Sotheby’s Asia, sold works of art through Sotheby’s totaling $454,000, and (iv) Robert S. Taubman purchased works of art through Sotheby’s totaling $230,000. In our future filings on Form 10-K, we will include disclosures regarding the total volume of auction and private sale transactions involving each related person pursuant to Item 404(a) of Regulation S-K.

However, we believe that additional disclosure related to the $2.7 million account receivable balance is not required due to the exclusion provided by Instruction 4 to Item 404(a), which states that certain items of indebtedness need not be disclosed including amounts due from related persons for purchases of goods and services subject to usual trade terms and other transactions in the ordinary course of business. The indebtedness associated with the $2.7 million account receivable balance relates to the hammer price and buyer’s premium fee for artwork purchased at auction by a related party in the ordinary course of the Company’s business. The buyer’s premium fee was determined in reference to the standard

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 15, 2014

rate structure that is applicable to all purchasers and the other terms of the transaction were comparable to terms available to similarly situated purchasers.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, page 55

3.
We note that you present Adjusted Expenses as a non-GAAP financial measure and that the measure excludes “cost of principal revenues.” Please explain your basis for excluding the entire cost of principal revenues line item and tell us why you believe that excluding these costs provides useful information to investors.

As noted in our Form 10-Q for the quarterly period ended June 30, 2014, Adjusted Expenses is used by management to assess Sotheby’s cost structure when compared to prior periods and on a forward-looking basis in reporting periods when the cost of Principal revenues and special charges are significant. As disclosed in the Company’s recent filings, we are currently implementing a restructuring plan and other cost savings initiatives in an effort to reduce our overall cost structure. Adjusted Expenses is one of the measures used by management to evaluate the Company’s performance against our overall cost reduction initiatives and is not used as a profit or cash flow measure. Accordingly, we believe that Adjusted Expenses is useful as it presents investors with additional information to help assess the Company’s performance as it relates to our overall cost reduction initiatives and provides additional insight into the ongoing cost structure of the Company absent the volatility associated with the cost of Principal revenues, which is unpredictable and can vary significantly from one period to the next.

As disclosed in our Form 10-K for the fiscal year ended December 31, 2013, the cost of Principal revenues includes the net book value of property sold during the period, as well as any writedowns to the carrying value of Principal segment inventory. For the three and six months ended June 30, 2014 and 2013, Principal segment inventory writedowns were not material. It should also be noted that we discuss the results of our Principal Segment within MD&A without adjustment for the cost of Principal revenues. However, in the Company’s future filings, we will further clarify the disclosures related to our use of Adjusted Expenses as a non-GAAP financial measure.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 15, 2014

In connection with responding to your comments, Sotheby's acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure made in the filings that are the subject of the Division of Corporation Finance's comment letter dated September 3, 2014;

•	the Staff's comments, or any changes we might make to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to each such filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
We have attempted to respond fully to all of the Staff's comments, and where indicated above, will be in incorporating disclosure into future filings with the Commission. For any further questions on the remainder of the Comments, please do not hesitate to contact me at 212-606-7345.

Sincerely,

/s/ Patrick S. McClymont
Patrick S. McClymont
Executive Vice President and Chief Financial Officer

cc:    Sotheby's Audit Committee
William F. Ruprecht, Director, Chairman of the Board, President and Chief Executive Officer, Sotheby's
Gilbert L. Klemann, II, Executive Vice President, Worldwide General Counsel and Secretary, Sotheby's
Kevin M. Delaney, Senior Vice President, Controller and Chief Accounting Officer, Sotheby's
John Karen, Partner, Deloitte & Touche LLP